August 05, 2011
VIA EXPRESS DELIVERY, EDGAR AND FACSIMILE
Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:	INVESCO MORTGAGE CAPITAL INC. FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010 FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011 FILE NO. 1-34385
Dear Mr. Woody:
     This letter sets forth the responses of Invesco Mortgage Capital Inc. (the “Company”) to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”), dated July 15, 2011, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010, (the “Form 10-K”) of the Company filed with the SEC on March 14, 2011 and the Form 10-Q for the period ended March 31, 2011 (the “Form 10-Q”) of the Company filed with the SEC on May 10, 2011.
     The Company is filing, via EDGAR, this letter setting forth the Company’s responses to the Commission’s comments regarding the above filings. Enclosed as well are two hard copies of the Company’s response letter. We have included your original questions in italics in addition to providing our responses.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2010
Cover Page of 10-K
1.	We note that the market value of shares held non-affiliates is based on December 31, 2010. In future filings, please provide such disclosure based on the last business day of the second quarter, as requested by the Form 10-K.
Response to Comment 1
The Company acknowledges the Staff’s comment and will disclose the information as of the last business day of the second quarter in future filings.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48
General
2.	Please provide to us your analysis detailing your omission of disclosures pursuant to Securities Act Industry Guide 3. For example, your operating performance is primarily driven by net interest income earned on investments, among other factors. Please tell why you have not presented a tabular analysis of the interest income and expense and related average asset balances used in determining your overall portfolio yield for all periods presented. Please refer to SAB 11-K.
Response to Comment 2
The Company does not believe that Securities Act Industry Guide 3 (“Guide 3”) is applicable to its financial statement presentation. As stated in Guide 3 and SAB 11-K, the disclosures required are for bank holding companies and companies with material lending and deposit activity. The Company is not a bank holding company and, in addition, does not have any deposit or material lending activity. However, the Company recognizes that its primary assets and liabilities are financial in nature and, as such, has included in both the notes to the financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” certain information that is consistent with some of the information called for by Guide 3. For example, the Company provided a detailed breakdown of the investment assets including average yield on page 52 of the Form 10-K and two year comparative data in “Note 3 — Mortgage Backed Securities” on pages 82 — 83 of the Form 10-K. In addition, the Company provided, for the latest two fiscal years, the average balances for its earning assets and borrowed funds as well as the respective average yield and cost of funds on page 55 of the Form 10-K.
As noted in Item 303(a) of Regulation S-K and guidance published by the SEC in Release No. 33-8350, the purpose of Management’s Discussion and Analysis of Financial Condition and Results of Operations “is to provide readers information ‘necessary to an understanding of [a company’s] financial condition, changes in financial condition and results of operations.’” The

Company believes that its current disclosure incorporates certain relevant elements of Guide 3 and satisfies this purpose. Additionally, in SEC Release No. 33-8350, the Commission states that “MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business.” The Company believes that including the full Guide 3 disclosure would not provide a clearer picture of management’s analysis of the business because much of this information in not applicable and not used by management in operating and evaluating the Company. As such, including the full Guide 3 disclosure would not provide a significant benefit to the reader and may actually lead to confusion regarding the Company’s operations and financial condition.
Investment Activities, page 51
3.	In future Exchange Act periodic reports, please disclose the yield on assets acquired during the reporting period.
Response to Comment 3
The Company acknowledges the Staff’s request to disclose the yield on assets acquired during the reporting period. This information will be disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the “Investment Portfolio” section in future Forms 10-K and 10-Q filings.
Investment Portfolio, page 52
4.	In future Exchange Act reports, please disclose the credit rating, if any, associated with your non-agency assets. Also, please disclose the portion of such assets that are comprised of fixed rate, floating rate, and/or interest only loans.
Response to Comment 4
The Company acknowledges the Staff’s request to disclose more information about the non-agency portfolio. In future Forms 10-K and 10-Q filings, the Company will disclose the percentage of the balance of non-agency mortgage-backed securities that are comprised of fixed rate, floating rate and/or interest only loans if material. The break-out of the non-agency balance will be shown in “Note 3 — Mortgage-backed Securities” as well as in the “Investment Portfolio” section in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
As for the credit ratings of the non-agency portfolio, we have chosen not to disclose this information, as we do not use the ratings in our credit analysis of the non-agency portfolio. Recent history has shown that investors often place too much reliance on the ratings assigned by the credit rating agencies rather than evaluating the performance of the underlying loans in the mortgage-backed securities. We believe that this over reliance on the ratings may have caused many investors to suffer significant financial losses during the recent mortgage market collapse.

In our credit review process outlined under “Risk Management — Credit Risk — Investment Process” on pages 12 — 13 of the Form 10-K, we disclose that we use our proprietary financial model to estimate the performance of the mortgage-backed securities using our assumptions of current economic and market conditions. With this approach we generate an estimated loss adjusted yield which is disclosed in the asset table in “Note 3 — Mortgage-backed Securities” as well as in the “Investment Portfolio” section in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. As noted in our response to comment 2 above, the Commission has advised that “MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business.” We believe that additional disclosure regarding the credit ratings of our non-agency assets would not provide a clearer picture of management’s analysis of the business or provide a significant benefit to the reader, because the Company does not use the ratings in its credit analysis of the non-agency portfolio.
5.	We note your disclosure starting on page 9 that your target assets include prime and jumbo prime mortgage loans, Alt-A mortgage loans, subprime mortgage loans, mezzanine loans, B-notes, and other asset types. To the extent such assets become a material portion of your aggregate holdings, please provide additional disclosure about these assets, including a breakdown of such holdings and their yields.
Response to Comment 5
The Company does not currently hold prime and jumbo prime mortgage loans, Alt-A mortgage loans, subprime mortgage loans, mezzanine loans or B-notes as part of its investment portfolio. If these targeted assets are acquired by the Company in the future and become a material portion of the Company’s aggregate holdings, the Company will provide additional disclosure about these assets, as requested in the Staff’s comment above.
Liquidity and Capital Resources, page 57
6.	In future Exchange Act periodic reports please provide more detailed disclosure regarding your sources and uses of cash for the next year, including cash on hand, cash from operations, loan repayments/maturities, facility capacity, and new financings.
Response to Comment 6
The Company acknowledges the Staff’s request to provide more detailed disclosure regarding sources and uses of cash for the next year. Our business model is dependent on the availability of financing under short-term (one year or less) repurchase agreements to finance ownership of our target assets and on accessing the capital markets for long-term growth. While we have previously outlined the activity in these areas during the applicable period, in future Forms 10-K and 10-Q filings we will add additional information about cash flows, as requested in the Staff’s comment above.

Contractual Obligations, page 60
7.	In future Exchange Act periodic reports, please disclose the amount reimbursed to your Manager for operating expenses and salary expenses.
Response to Comment 7
The Company acknowledges the Staff’s request to disclose the amount reimbursed to the Company’s Manager for operating expenses and salary expenses. The Company includes this information in Note 8, “Related Party Transactions” but did not include it under “Contractual Obligations” to reduce duplicating information. In future Forms 10-K and 10-Q filings, the Company will add a reference in the “Contractual Obligations” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that refers the reader to Note 8 for details regarding the reimbursement of operating and salary expenses to the Manager.
Form 10-Q for period ended March 31, 2011
Item 1. Financial Statements
Consolidated Balance Sheets, page 1
8.	Please tell us what constitutes the Investment related payable outstanding as of March 31, 2011. Considering this amount is approximately 30% of your total outstanding liabilities as of March 31, 2011, please include discussion of this amount in your Management’s Discussion and Analysis in future periodic filings or tell us why such disclosure is not warranted.
Response to Comment 8
As disclosed in Note 2, “Summary of Significant Accounting Policies” in the “Securities” section, the Company records purchases using trade date accounting. As of March 31, 2011, the Company had approximately $2.4 billion in mortgage-backed securities that had been purchased but had not settled. The Company recorded the liability as “Investment related payable” on its consolidated balance sheet. In future Forms 10-K and 10-Q filings, the Company will add additional disclosure clarifying the component of this liability in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

9.	Please expand your disclosure in future periodic filings to discuss trends related to your overcollateralization ratios. We note that the ratio of total MBS held as collateral compared to total repurchase agreements increased as of March 31, 2011 when compared to the balances at December 31, 2010.
Response to Comment 9
The Company acknowledges the Staff’s request to discuss trends related to the Company’s overcollateralization ratios. In future Forms 10-K and 10-Q filings, the Company will add additional disclosure in Note 5, “Borrowings” to discuss the trends related to the MBS held as collateral.
* * *
     If you have any questions regarding this letter, please do not hesitate to call me at (404) 439-3228.

Very truly yours,
/s/ Donald R. Ramon
Donald R. Ramon
Chief Financial Officer

cc: Grant Thornton LLP